ATTORNEYS AT LAW 1025 Thomas Jefferson Street, NW | Suite 400 West Washington, DC 20007-5208 202.965.8100 | fax 202.965.8104 www.carltonfields.com

William J. Kotapish Of Counsel (202) 965-8154-Direct Dial Wkotapish@carltonfields.com	Atlanta Florham Park Hartford Los Angeles Miami New York Orlando Tallahassee Tampa Washington, DC West Palm Beach

April 22, 2022

Emily Rowland

Division of Investment Management

Office of Disclosure Review

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Via EDGAR Correspondence Submission

Re:	ZALICO Variable Annuity Separate Account Post-Effective Amendment No. 58 filed February 24, 2022 (File No. 22-72671) (the “Amendment”)

Dear Ms. Rowland:

On behalf of Zurich American Life Insurance Company (“ZALICO”) and its Variable Annuity Separate Account, we are responding to the Commission staff comments that you provided to us orally on March 31, 2022 in connection with the above-captioned Amendment.

Each of the comments is restated below followed by ZALICO’s response.

COMMENT 1: The registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding our review, comments, or any actions by the staff. We would ask you to please file your response to the staff comments on Edgar at least five days in advance of the effective date. And, please send me a notice by email and include a black line copy of the registration statement showing the changes from the initial filings.

RESPONSE: Acknowledged.

COMMENT 2: A comment made with regard to disclosure in one part of the registration statement is applicable to corresponding disclosure appearing elsewhere in the document.

RESPONSE: Acknowledged.

Carlton Fields, P.A.

Carlton Fields, P.A. practices law in California through Carlton Fields, LLP.

KEY INFORMATION TABLE

COMMENT 3: Under “Charges for Early Withdrawals,” the disclosure should be re-written in plain English to lay out clearly (i) when a charge applies, (ii) the amount payable, and (ii) circumstances in which the charge does not apply.

RESPONSE: The section has been re-written to read as follows:

Each Contract Year, you may withdraw, without Withdrawal Charge, 10% of the Contract Value. If you withdraw a larger amount, the excess Purchase Payments and interest attributed to the Purchase Payments withdrawn are subject to a Withdrawal Charge. The Withdrawal Charge applies in the first six Contribution Years following each Purchase Payment.

The Withdrawal Charge also applies at annuitization to amounts attributable to Purchase Payments in their sixth Contribution Year or earlier. No Withdrawal Charge applies upon annuitization if you select Annuity Options 2, 3 or 4 or if payments under Annuity Option 1 are scheduled to continue for at least five years.

You may be assessed a Withdrawal Charge of up to 6% (as a percentage of remaining gross premiums), declining to 0%. We may reduce or eliminate the Withdrawal Charge in certain circumstances.

For example, if you were to withdraw $100,000 during a Withdrawal Charge period, you could be assessed a Withdrawal Charge of up to $6,000 for your Contract.

COMMENT 4: In the column captioned “Location in the Prospectus” there should also be a cross-reference to the section on withdrawal charges and waivers.

RESPONSE: An additional cross-reference has been added as requested.

COMMENT 5: Under “Transaction Charges,” the second sentence, which states “If you take a loan under the Contract, you will incur interest on outstanding loan amounts,” should be moved to the section “Ongoing Fees and Expenses.”

RESPONSE: The disclosure has been moved as suggested.

COMMENT 6: In the table under “Ongoing Fees and Expenses” the captions “Annual Fee,” “Minimum” and “Maximum” should be in bold face type.

RESPONSE: The suggested change has been made.

COMMENT 7: Regarding the same table, please confirm that the base contract charge of 1.33% is the sum of the 1.30% indicated in the Fee Table and the $7.50 quarterly ($30 annual) records maintenance charge.

RESPONSE: Confirmed, as indicated in footnote 1 to the table.

COMMENT 8: Footnote 1 to the above-mentioned table states that the base contract charge is a “percentage of average daily contract value” (which includes amounts allocated to both the variable and fixed accounts). Please confirm that “contract value” is the correct term.

RESPONSE: The footnote has been revised to indicate the base contract charge is a percentage of average contract value allocated to the variable subaccounts.

COMMENT 9: Footnote 2 to the above-mentioned table refers to a percentage of Fund net assets. Suggest referring to Fund average daily net assets.

RESPONSE: The suggested change has been made.

COMMENT 10: Under “On going Fees and Expenses,” in the narrative before the chart showing lowest and highest annual costs, the bolded language refers to “surrender” charges. Consider using the term “withdrawal” charges for consistent terminology.

RESPONSE: The suggested change has been made.

COMMENT 11: Under “Ongoing Fees and Expenses,” in the chart showing lowest and highest annual costs, there should also be an assumption of no loans.

RESPONSE: The list of assumptions in each column has been expanded to indicate no loans.

COMMENT 12: As a general matter, the cross-references should be revised as necessary to refer to the appropriate specific sections of the prospectus. In addition, please confirm that, in the electronic version of the prospectus, each cross-reference in the Key Information Table will link directly to the relevant portion of the statutory prospectus.

RESPONSE: The cross references have been revised and supplemented as suggested. ZALICO confirms that the electronic version of the prospectus will be bookmarked for access to the relevant sections.

COMMENT 13: In the “RISKS” section, under “Not a Short-Term Investment,” the first bullet should be revised to read “This Contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.”

RESPONSE: The suggested change has been made.

COMMENT 14: Under the same caption, consider adding to the end of the second bullet: “and may also be subject to Federal and state income tax and tax penalties.”

RESPONSE: The suggested change has been made.

COMMENT 15: In the “RESTRICTIONS” section, under “Investments” please revise the first bullet to explain the circumstances under which an investment option would not be available.

RESPONSE: The bullet has been revised to indicate that certain investment options have been closed to additional investments, and a cross-reference to Appendix A (which identifies such investment options) has been added.

COMMENT 16: In the same section, under “Optional Benefits,” please expand the disclosure in the second bullet to identify the referenced additional restrictions and limitations.

RESPONSE: The disclosure has been expanded to include “For example, some benefits (Dollar Cost Averaging, Systematic Withdrawal Plan) are only available during the Accumulation Period, and some benefits (Guaranteed Minimum Death Benefit Rider, Earnings Based Death Benefit Rider) must be elected at the time of initial Contract application.”

COMMENT 17: In the “TAXES” section, under “Tax Implications,” consider changing the first word of the third bullet (earnings) to “withdrawals.”

RESPONSE: We have not made the suggested change because only the portion of a withdrawal that constitutes earnings is taxable.

OVERVIEW OF THE CONTRACT

COMMENT 18: For the bolded language which states “Additional information about each Fund is provided in an appendix to this prospectus. See Appendix A – Portfolio Companies Available Under the Contract,” consider using “Portfolio” instead of “Fund” for consistent terminology.

RESPOSE: The suggested change has been made. In addition, the caption for Appendix A has been changed to “Portfolios Available Under the Contract.”

COMMENT 19: Under “Annuity Period” consider adding disclosure indicating upon annuitization the Contract provides no death benefit and no liquidity, i.e., withdrawals, in the case of a life-contingent payout.

RESPONSE: The suggested disclosure has been added.

COMMENT 20: Under “Contract Features – Death Benefit” consider adding disclosure regarding more specific characteristics of the standard death benefit.

RESPONSE: The following disclosure has been added:

“If the Annuitant dies during the Accumulation Period, prior to attaining age 75, we will pay to the designated Beneficiary the Contract Value less Debt as computed at the end of the Valuation Period next following our receipt of proof of death and the return of the Contract, or the total amount of Purchase Payments less Debt, whichever is greater. If a Contract has been subject to any partial withdrawal, the death benefit will be the greater of

•	the Contract Value less Debt, or

•	the total amount of Purchase Payments, minus both Debt and the aggregate dollar amount of all previous partial withdrawals.

If death occurs at age 75 or later, the death benefit is the Contract Value minus Debt.”

FEE TABLE

COMMENT 21: The parenthetical under the line item “Sales Load Imposed of Purchases” should read: (as a percentage of purchase payments withdrawn).

RESPONSE: The suggested change has been made.

COMMENT 22: The line item “Qualified Plan Loan Interest Rates” should be moved so that it appears after disclosure regarding the withdrawal charge.

RESPONSE: The suggested change has been made.

COMMENT 23: The first sentence under “Annual Contract Expenses” should be revised so that it reads: This table describes the fees and expenses that you will pay each year during the time that you own the Contract, not including annual Portfolio fees and expenses.

RESPONSE: The sentence has been revised as requested.

COMMENT 24: The referenced $7.50 quarterly records maintenance charge should appear in the table as an annual rate.

RESPONSE: The table has been revised to disclose an annual charge of $30, collected in quarterly increments of $7.50.

COMMENT 25: Footnote 5 states “We no longer offer the Guaranteed Retirement Income Benefit rider.” Please revise to indicate that this is true of all three optional benefit riders, as appropriate.

RESPONSE: Following footnotes have been added to the corresponding optional benefit expense.

Footnote: Guaranteed Minimum Death Benefit Rider (“GMDB”) is no longer offered. The current charge for the GMDB    rider is 0.15% of the Contract Value.

Footnote: Earnings based Death Benefit Rider is no long offered. The current charge for the EBDB rider is 0.20% of the Contract Value.

COMMENT 26: The same footnote states that the charge applies “for the seven and ten year waiting period.” Please explain this waiting period or provide a cross reference to disclosure where it is explained.

RESPONSE: Following sentence has been added to the footnote:

“See ‘THE ACCUMULATION PERIOD – 8. Optional Benefits – Guaranteed Retirement Income Benefit’.”

COMMENT 27: The narrative in the table showing minimum and maximum Portfolio expenses should be in bold face type, per the format prescribed by Form N-4.

RESPONSE: The requested change has been made.

COMMENT 28: In the expense example, the second paragraph regarding the assumptions in the table, should also be in bold. Also, the word “not” in the third example, should be in italics.

RESPONSE: The requested changes have been made.

COMMENT 29: The footnote following the expense example should include a cross reference to where annuity options are discussed.

RESPONSE: A cross reference has been added as suggested.

OTHER COMMENTS

COMMENT 30: Under “PRINCIPAL RISKS OF INVESTING IN THE CONTRACT,” consider changing the caption “Liquidity Risk” to “Unsuitable for Short-Term Investment.”

RESPONSE: The suggested change has been made.

COMMENT 31: In the same section, please revise the disclosure to explain the reference to “excess withdrawals.”

RESPONSE: The term “excess withdrawals” has been replaced with “early, large and frequent withdrawals.” The disclosure now states:

If you need to make early, large or frequent withdrawals, they could substantially reduce or even terminate the benefits available under the Contract.

COMMENT 32: In the same section, consider moving the last two sentences, regarding tax consequences of early withdrawals and the benefits of tax deferral being better for investors with a long-term time horizon, to a separate risk factor.

RESPONSE: We believe that these particular tax considerations are part of the reason the Contract is not suitable for short-term investment. Accordingly, we have not moved the disclosure to a separate risk factor.

COMMENT 33: Under “ZALICO, THE SEPARATE ACCOUNT AND THE FUNDS – The Separate Account,” consider revising the second paragraph to more closely track the disclosure prescribed by Item 6(b) of Form N-6.

RESPONSE: With regard to Item 6(b)(1), the third sentence has been revised to read as follows: “Income, gains, and losses credited to, or charged against, the Separate Account reflect the Separate Account’s own investment experience and not the investment experience of our other assets.”

With regard to Item 6(b)(2), we believe the second sentence provides the prescribed information.

With regard to Item 6(b)(3), the following has been added as a new final sentence of the paragraph. “We are obligated to pay all amounts promised to investors under the Contracts.”

COMMENT 34: Under “ZALICO, THE SEPARATE ACCOUNT AND THE FUNDS,” consider changing the headings “Administrative, Marketing, and Support Services Fees” and “Additional amounts we may receive” to sub-headings under a general heading “Payments we Receive from the Portfolios” (or a comparable heading).

RESPONSE: The suggested change has been made.

COMMENT 35: Under “FIXED ACCONT OPTION,” in the last sentence of the first paragraph, please change the words “may be” to “are” so that the sentence reads: “Disclosures regarding the Fixed Account, however, are subject to the general provision of the federal securities laws … ”

RESPONSE: The requested change has been made.

COMMENT 36: At the end of the “FIXED ACCOUNT OPTION” section, add disclosure indicating how investors can get information on current interest rates.

RESPONSE: The following sentence has been added to the end of final paragraph in the section: You may obtain information regarding current interest rates paid by the Fixed Account by calling (888) 477-9700.

COMMENT 37: Under “THE CONTRACTS – A. GENERAL INFORMATION,” in the third paragraph, please check the reference to “[c]ertain contracts” in the last sentence.

RESPONSE: The reference has been changed to “[t]he Contracts.”

COMMENT 38: Under “THE CONTRACTS – B. THE ACCUMULATION PERIOD – 1. Application of Purchase Payments,” please add disclosure regarding how subsequent purchase payments are allocated in the absence of instructions. Also, with reference to the disclosure that says “[w]ith respect to initial Purchase Payments, the amount is credited only after we determine to issue the Contract,” please disclose when subsequent purchase payments are credited.

RESPONSE: The following disclosure regarding how subsequent purchase payments are allocated in the absence of instructions has been added:

Subsequent Purchase Payments in the absence of instructions are allocated to each Subaccounts in the same proportions as the initial premium payment unless the Owner has requested a reallocation of funds since the initial premium, in which case, the subsequent Purchase Payment would be allocated to each Subaccount following the new fund proportions set by the Owner.

As to when subsequent purchase payments are credited, the paragraph makes clear that payments are credited (and priced) as of 3:00 p.m. Central time on each day that the New York Stock Exchange is open for trading.

COMMENT 39: In the same section under “6. Withdrawals During the Accumulation Period” consider revising the disclosure regarding when ZALICO may suspend withdrawals or delay payments more than seven days to more closely track the provisions of Section 22(e) of the Investment Company Act of 1940 (“1940 Act”) regarding suspension of the right of redemption of redeemable securities.

RESPONSE: The first two bullet points have been revised to track the wording of section 22(e)(1) and (2). The third bullet point has not been changed, because as written it mirrors Section 22(e)(3).

COMMENT 40: In the same sub-section, with regard to limitations on withdrawals for participants in the Texas Optional Retirement Program and/or other states adopting similar requirements for optional retirement programs, please inform the staff supplementally whether ZALICO is relying on Rule 6c-7 under the 1940 Act or a relevant no-action letter from the staff [e.g., Ing Life Ins. & Annuity Co. (Aug. 30, 2012), American Council of Life Insurance (Nov. 28, 1988), Texas Optional Retirement Program Relief]. If that is the case, please add a representation to Part C of the registration statement to that effect.

RESPONSE: The following representation will be included in Part C of the post-effective amendment to be filed on or before April 29 pursuant to Rule 485(b):

Contracts issued to participants in the Texas Optional Retirement Program are subject to restrictions on withdrawals by ZALICO in reliance on Rule 6c-7 under the Investment Company Act of 1940.

COMMENT 41: In the same section, under “7. Death Benefit” the disclosure identifies the death benefit payable under contracts issued during various time periods, e.g., after January 19, 1985, after March 1, 1997 and before May 1, 2000. Please revise as necessary to make clear the death benefit payable under all outstanding contracts (i.e., including contracts issued outside the identified time periods).

RESPONSE: No revision is necessary because the first two paragraphs describe the death benefits applicable to contracts issued outside the identified time periods.

COMMENT 42: The disclosure should make clear that the death benefit, as well as other insurance benefits payable under the Contract, are subject to ZALICO’s financial strength and claims-paying ability.

RESPONSE: This information is provided in the Key Information Table under “RISKS—Insurance Company Risks.” In addition, the section of the prospectus captioned “FIXED ACCOUNT OPTION” has the following sentence in the second paragraph: “Any amounts allocated to the Fixed Account or amounts that we guarantee in excess of your Contract Value are subject to our financial strength and claims paying ability, and are subject to the risk that the insurance company may not be able to cover, or may default on, its obligations under those guarantees.”

COMMENT 43: Again under “7. Death Benefit” the final paragraph, which discusses investment restrictions, should be moved to a section of the prospectus that concerns investment options,

RESPONSE: The disclosure has been moved to the section captioned “ZALICO, THE SEPARATE ACCOUNT AND THE PORTFOLIOS – Change of Investments.”

COMMENT 44: The same section, under “8. Optional Benefits” would be an appropriate place for the table captioned “BENEFITS AVAILABLE UNDER THE CONTRACT,” which currently appears after the discussion of the annuity period.

RESPONSE: The table has been moved as suggested.

COMMENT 45: Please provide examples to illustrate the operation of each of the optional benefit riders.

RESPONSE: The examples have been provided as suggested.

COMMENT 46: In the section on the GMDB rider, certain language suggests that the rider is still offered, e.g., “we may discontinue offering the GMDB rider at any time” and “[i]f you elect the GMDB rider……” Such language should be changed or deleted as appropriate to reflect the fact that rider is no longer offered. This comment also applies to the same disclosure in the succeeding section on the EBDB rider.

RESPONSE: The referenced language has been deleted.

COMMENT 47: In the fifth paragraph of the section on the GMDB rider, Consider whether references to the CARES Act should be updated or deleted. This also applies to the reference to the CARES Act in other sections, e.g., Loans.

RESPONSE: We have deleted the various references to the CARES Act throughout the registration statement as the CARES Act provisions were only applicable to transactions occurring in 2020.

COMMENT 48: In the last paragraph of the section on the GMDB rider, please summarize the referenced “three surviving spouse options” or provide a cross reference to disclosure that identifies those options.

RESPONSE: The reference has been deleted.

COMMENT 49: In the succeeding section, regarding the GRIB rider, the second paragraph discusses when the rider may be exercised (“only within thirty days after a Contract anniversary after the end of your seven or ten year waiting period….”). Consider moving this back to a point after the main discussion of the rider.

RESPONSE: The last two sentences of the reference paragraph have been moved to the end of the discussion of this rider.

COMMENT 50: In the third paragraph of the same section, the second sentence should be deleted, because the rider charge is now disclosed in the fee table. In addition, consider deleting the sentence that follows (“Within 30 days after the second Contract anniversary or any Contract anniversary thereafter, you are permitted to replace your existing GRIB rider with any GRIB rider, if any, then currently being offered by us.”).

RESPONSE: Both sentences have been deleted.

COMMENT 51: In the section on Loans, describe the purpose of the loans offered (why a contract owner would take a loan, e.g., if applicable, to access contract value without having to pay tax on the amount).

RESPONSE: The suggested disclosure has been added to the first paragraph.

COMMENT 52: Describe the loan procedures (e.g., how and when amount borrowed are transferred out of the Separate Account and how and when amount repaid are credited to the Separate Account.) Also disclose how loan repayments are allocated among investment options in the absence of instructions.

RESPONSE: The following disclosure has been added:

When a loan is taken out, the loan amount is deducted pro-rata from the Owner’s Subaccounts. When repaid, the Owner elects the Subaccounts in which to invest the repaid amount. In the absence of instruction, the Owner’s account is credited pro-rata to the Owner’s Subaccounts.

COMMENT 53: In the same section, the third paragraph should disclose the maximum interest rate for Contracts subject to ERISA.

RESPONSE: As disclosed, the rate is based on Moody’s Corporate Bond Yield Average-Monthly Average Corporates; the rate is not subject to specified cap.

COMMENT 54: In the same section, the fourth paragraph begins “For Contracts that became effective upon the later of June 1, 1993 or the date of state approval.” Please disclose the corresponding provisions for Contracts that became effective outside that time period.

RESPONSE: The phrase has been revised to “For Contracts that were issued after the later of June 1, 1993 or the date of state approval.” The previous paragraph describes the corresponding provisions for Contracts that became effective before that time period.

COMMENT 55: Under “CONTRACT CHARGES AND EXPENSES,” Please explain or delete the reference to “Flexible Payment Contracts” (are not all the Contracts flexible payment contracts?) and reconcile the reference to a daily asset charge of 1.0% with the amount disclosed in the Fee Table.

RESPONSE: Early versions of the Contract offered flexible premium option. A footnote to the Fee Table has been added regarding the 1.0% base contract charge applicable to such Contracts.

COMMENT 56: Under “ASSET-BASED CHARGES AGAINST THE SEPARATE ACCOUNT,” the Mortality Risk charge and the Administration Charge are identified as 1.00% and 0.30%, respectively. Please disclose what those are percentages of (e.g., Contract Value).

RESPONSE: Both references have been revised to identify the amount as a percentage of Contract Value.

COMMENT 57: In the same section, consider combining the “Expense Risk” section with the preceding “Mortality Risk” section.

RESPONSE: As suggested, the two sections have been combined under a new heading “Mortality and Expense Risk.”

COMMENT 58: In the same section, under “Guaranteed Minimum Death Benefit Rider Charge” and “Earnings Based Death Benefit Rider Charge” please disclose when the annual charge described for each is deducted.

RESPONSE: Both sections have been revised to indicate that the charge is deducted daily.

COMMENT 59: Under “RECORDS MAINTENANCE CHARGE,” revise the disclosure as necessary to reconcile with the Fee Table and make clear when the charge is deducted.

RESPONSE: The disclosure has been revised so that, as in the Fee Table (as revised), the charge is stated as an annual rate ($30), deducted quarterly ($7.50 per quarter). The corresponding change has been made to the second bullet with regard to Contracts with a Contract Value between $25,000 and $50,000 ($15.00 annual rate; $3.75 deducted quarterly).

COMMENT 60: Under “THE ANNUITY PERIOD – Annuity Options,” with regard to the examples provided for Option 2 and Option 4, disclose, if true, that if the payee dies before the first payment, no payments will be made.

The suggested disclosure has been added.

COMMENT 61: Under “Transfers During the Annuity Period,” disclose, if true, that these provisions apply only if a variable payout has been selected.

RESPONSE: The suggested disclosure has been added.

COMMENT 62: Regarding the table captioned “BENEFITS AVAILABLE UNDER THE CONTRACTS,” if this table is moved to immediately precede the descriptions of the optional riders, the second sentence of the introductory paragraph should be revised accordingly.

RESONSE: The sentence has been revised to read: “You should refer to the information immediately below.”

COMMENT 63: For the GMDB and the EBDB riders, the description in the right hand column includes a bullet saying “[t]his benefit is no longer for sale.” Consider changing to say it is no longer available.

RESPONSE: The suggested change has been made.

COMMENT 64: For the GMDB, EBDB, and GRIB riders, the description in the right hand column in each case includes a bullet saying “Withdrawals taken under the Contract may reduce the benefit amount. Please confirm that accuracy of this statement and reword as appropriate.

RESONSE: The sentence is accurate with respect to each of the riders.

COMMENT 65: For the Systematic Withdrawal Plan (SWP), the description in the right hand column has a bullet saying: “If the SWP exceeds the free withdrawal amount, Withdrawal Charges will apply. Please make clear the meaning of “free withdrawal amount.”

RESPONSE: It is made clear in the Fee Table and in the section captioned “CONTRACT CHARGES AND EXPENSES – WITHDRAWAL CHARGE” that a contract owner may withdraw each year 10% of Contract Value without Withdrawal Charge. We don’t think it is necessary to reiterate this information in the context of this chart.

COMMENT 66: Under “VOTING RIGHTS,” Please add disclosure of the fact that, because of proportional voting, a small number of contract owners can determine the outcome of a proposal at a Fund shareholder meeting.

RESPONSE: The requested disclosure has been added.

COMMENT 67: Consider moving the sections captioned “DOLLAR COST AVERAGING,” “SYSTEMATIC WITHDRAWAL PLAN” and “DISCONTINUED ASSET ALLOCATION SERVICE” to appropriate locations earlier in the prospectus.

RESPONSE: The descriptions for the three benefits were relocated to the “BENEFITS AVAILABLE UNDER THE CONTRACT” section.

COMMENT 68: Consider deleting the section captioned “FINANCIAL STATEMENTS,” as this is not required in the prospectus.

RESPONSE: The section has been deleted as suggested.

COMMENT 69: In Appendix A, please use consistent terminology, i.e., Portfolios or Funds.

RESPONSE: Changes have been made to refer to Portfolios consistently.

COMMENT 70: In the introductory language in Appendix A, please add an email address for information requests and add information about where to get updated performance data.

RESPONSE: The additional information has been added.

COMMENT 71: In Appendix A, add a footnote to identify the funds that are no longer offered as investment options.

RESPONSE: The requested footnote has been added.

COMMENT 72: Delete Appendix B, “CONDESED FINANCIAL INFORMATION.” It is not required by the Form N-4.

RESPONSE: Appendix B has been deleted.

SAI

COMMENT 73: In the second paragraph of the “FINANCIAL STATEMENTS” in the SAI provide hyperlink to the reference to “N-VPFS” that leads an investor directly to such referenced form.

RESPONSE: The hyperlink will be added.

Part C

COMMENT 74: The second paragraph of Item 30. Indemnification should be conformed to track the language of Rule 484.

RESPONSE: Suggested change has been made.

COMMENT 75: Item 32. Location of Accounts and Records in Part C can be omitted.

RESPONSE: Item 32 has been deleted.

These and other final disclosure revisions (which may include additional editorial and stylistic changes), as well as financial statements and required exhibits will be filed in one or more additional amendments pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933.

Please direct any questions or comments on any of the foregoing to the undersigned (202-965-8154; Wkotapish@carltonfields.com).

Sincerely,

William Kotapish